SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

YRC WORLDWIDE INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

984249300
(CUSIP Number)

September 16, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249300	13G	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
1,160,263 shares of Common Stock

3,378,139 shares of Common Stock issuable upon conversion of $208,769 in aggregate principal amount of Series B Notes

1,457,227 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)1

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
1,160,263 shares of Common Stock

3,378,139 shares of Common Stock issuable upon conversion of $208,769 in aggregate principal amount of Series B Notes

1,457,227 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,160,263 shares of Common Stock

3,378,139 shares of Common Stock issuable upon conversion of $208,769 in aggregate principal amount of Series B Notes

1,457,227 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON PN

1 As discussed in more detail in Item 4, the Series B Notes and the Series A Notes (each as defined in Item 4) held by the Reporting Persons currently have certain voting rights on an as converted basis.

CUSIP No. 984249300	13G	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
17,277,637 shares of Common Stock

50,313,317 shares of Common Stock issuable upon conversion of $3,109,363 in aggregate principal amount of Series B Notes

21,703,645 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
17,277,637 shares of Common Stock

50,313,317 shares of Common Stock issuable upon conversion of $3,109,363 in aggregate principal amount of Series B Notes

21,703,645 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,277,637 shares of Common Stock

50,313,317 shares of Common Stock issuable upon conversion of $3,109,363 in aggregate principal amount of Series B Notes

21,703,645 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 984249300	13G	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
55,293,281 shares of Common Stock

161,197,298 shares of Common Stock issuable upon conversion of $9,961,993 in aggregate principal amount of Series B Notes

69,535,645 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
55,293,281 shares of Common Stock

161,197,298 shares of Common Stock issuable upon conversion of $9,961,993 in aggregate principal amount of Series B Notes

69,535,645 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,293,281 shares of Common Stock

161,197,298 shares of Common Stock issuable upon conversion of $9,961,993 in aggregate principal amount of Series B Notes

69,535,645 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 984249300	13G	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek SRI Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
1,280,111 shares of Common Stock

3,681,634 shares of Common Stock issuable upon conversion of $227,525 in aggregate principal amount of Series B Notes

1,588,146 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
1,280,111 shares of Common Stock

3,681,634 shares of Common Stock issuable upon conversion of $227,525 in aggregate principal amount of Series B Notes

1,588,146 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,280,111 shares of Common Stock

3,681,634 shares of Common Stock issuable upon conversion of $227,525 in aggregate principal amount of Series B Notes

1,588,146 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 984249300	13G	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
75,011,292 shares of Common Stock

218,570,388 shares of Common Stock issuable upon conversion of $13,507,650 in aggregate principal amount of Series B Notes

94,284,663 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
75,011,292 shares of Common Stock

218,570,388 shares of Common Stock issuable upon conversion of $13,507,650 in aggregate principal amount of Series B Notes

94,284,663 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,011,292 shares of Common Stock

218,570,388 shares of Common Stock issuable upon conversion of $13,507,650 in aggregate principal amount of Series B Notes

94,284,663 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 984249300	13G	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
75,011,292 shares of Common Stock

218,570,388 shares of Common Stock issuable upon conversion of $13,507,650 in aggregate principal amount of Series B Notes

94,284,663 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
75,011,292 shares of Common Stock

218,570,388 shares of Common Stock issuable upon conversion of $13,507,650 in aggregate principal amount of Series B Notes

94,284,663 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,011,292 shares of Common Stock

218,570,388 shares of Common Stock issuable upon conversion of $13,507,650 in aggregate principal amount of Series B Notes

94,284,663 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 984249300	13G	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS Jeffrey A. Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER
75,011,292 shares of Common Stock

218,570,388 shares of Common Stock issuable upon conversion of $13,507,650 in aggregate principal amount of Series B Notes

94,284,663 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER
75,011,292 shares of Common Stock

218,570,388 shares of Common Stock issuable upon conversion of $13,507,650 in aggregate principal amount of Series B Notes

94,284,663 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,011,292 shares of Common Stock

218,570,388 shares of Common Stock issuable upon conversion of $13,507,650 in aggregate principal amount of Series B Notes

94,284,663 shares of Common Stock issuable either as Make-Whole Shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 984249300	13G	Page 9 of 14 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is YRC Worldwide Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 110990 Roe Avenue, Overland Park, Kansas 66211.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock (as defined in Item 2(d)) directly held by it;

(ii)	Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the shares of Common Stock directly held by it;

(iii)	Owl Creek Overseas Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"),with respect to the shares of Common Stock directly held by it;

(iv)	Owl Creek SRI Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek SRI"),with respect to the shares of Common Stock directly held by it;

(v)
Owl Creek Advisors, LLC, a Delaware limited liability company (“Owl Creek Advisors”), the general partner with respect to the shares of Common Stock directly held by Owl Creek I and Owl Creek II and the manager with respect to the shares of Common Stock directly held by Owl Creek Overseas and Owl Creek SRI;

(vi)
Owl Creek Asset Management, L.P. a Delaware limited partnership (the “Investment Manager”), the investment manager with respect to the shares of Common Stock directly held by Owl Creek I, Owl Creek II, Owl Creek Overseas, and Owl Creek SRI; and

(vii)	Jeffrey A. Altman, with respect to shares of Common Stock directly held by Owl Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek SRI.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

CUSIP No. 984249300	13G	Page 10 of 14 Pages

Item 2(c).	CITIZENSHIP:

Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. Each of Owl Creek Overseas and Owl Creek SRI is an exempted company organized under the laws of the Cayman Islands. Owl Creek Advisors is a limited liability company organized under the laws of the State of Delaware. Jeffrey A. Altman is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share, (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

984249300

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 984249300	13G	Page 11 of 14 Pages

Item 4.	OWNERSHIP.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 1,910,884,994 shares of Common Stock outstanding as of September 19, 2011, as reported by the Issuer in its Form S-1 (file number 333-176971) filed with the Securities and Exchange Commission on September 23, 2011.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The 10% Series B Notes of the Issuer (the “Series B Notes”) reported herein became convertible into shares of Common Stock following the Issuer’s receipt of the shareholder approval disclosed in its Current Report on Form 8-K filed on September 16, 2011, at a conversion price of $0.0618 per share.  Accordingly, the $13,507,650 in aggregate principal amount of Series B Notes reported herein is currently convertible into 218,570,388 shares of Common Stock.  An additional 94,284,663 shares of Common Stock in the aggregate are issuable pursuant to the Series B Notes, either upon conversion of the PIK Notes (as defined below) or as Make-Whole Shares (as defined below).  Interest on the Series B Notes is payable in-kind through the issuance of additional Series B Notes (the “PIK Notes”), which PIK Notes will be convertible into Common Stock on the same terms as the Series B Notes.  Upon conversion of the Series B Notes, holders of the Series B Notes will receive a make whole amount equal to the sum of the interest that would have been paid in PIK Notes on the principal amount of Series B Notes being converted from the last date interest was paid on such Series B Notes through and including March 31, 2015 (the maturity date of the Series B Notes).  The make-whole amount is payable in shares of Common Stock (the “Make-Whole Shares”) at a price per share equal to the conversion price of the Series B Notes.

The Reporting Person also hold $17,573,269 in aggregate principal amount of 10% Series A Notes of the Issuer (the “Series A Notes”).  The Series A Notes are not convertible into shares of Common Stock until 2 years from the date of their original issuance, or July 22, 2013.  The current conversion price of the Series A Notes is $0.1134.

The holders of the Series A Notes and the Series B Notes vote on an as-converted basis with the holders of the Common Stock, provided, that, such number of votes shall be limited in order to comply with NASDAQ Listing Rule 5640 and the policies promulgated thereunder unless compliance therewith has been waived by NASDAQ or the Issuer has received a waiver of any comparable requirement of any other exchange on which it is listed. As disclosed in the Current Report on Form 8-K filed by the Issuer on July 22, 2011, with respect to the Series A Notes, the number of votes is limited to 0.1089 votes for each share of Common Stock on an as-converted basis in order to comply with NASDAQ Listing Rule 5640 and, with respect to the Series B Notes, the number of votes is limited to 0.0594 votes for each share of Common Stock on an as-converted basis in order to comply with NASDAQ Listing Rule 5640.

CUSIP No. 984249300	13G	Page 12 of 14 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 984249300	13G	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 26, 2011

/s/ Jeffrey A. Altman

Jeffrey A. Altman, individually, and as managing member of Owl Creek Advisors, LLC, for itself and as general partner of Owl Creek I, L.P. and Owl Creek II, L.P., and as managing member of the general partner of Owl Creek Asset Management, L.P., for itself and as investment manager to Owl Creek Overseas Master Fund, Ltd. and Owl Creek SRI Master Fund, Ltd.

CUSIP No. 984249300	13G	Page 14 of 14 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  September 26, 2011

/s/ Jeffrey A. Altman

Jeffrey A. Altman, individually, and as managing member of Owl Creek Advisors, LLC, for itself and as general partner of Owl Creek I, L.P. and Owl Creek II, L.P., and as managing member of the general partner of Owl Creek Asset Management, L.P., for itself and as investment manager to Owl Creek Overseas Master Fund, Ltd. and Owl Creek SRI Master Fund, Ltd.